

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2019

Atsushi Maki
Chief Executive Officer
Amanasu Techno Holdings Corporation
224 Fifth Avenue, Suite D144
New York, New York 10022

> **Re: Amanasu Techno Holdings Corporation**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed April 1, 2019**
> **File No. 001-31261**

Dear Mr. Maki:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing